UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-10
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

Terra Nova Royalty Corporation
(Exact name of registrant as specified in its charter)

British Columbia	6795	Not Applicable
(Province or other jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer identification No.)
Suite 1620 – 400 Burrard Street, Vancouver, British Columbia
Canada, V6C 3A6
(604) 683-5767
(Address and telephone number of registrant’s principal executive offices)
C T Corporation System
111 Eighth Avenue, New York New York, 10011
(212) 590-9332
(Name, address (including zip code) and telephone number (including area code)
of agent for service in the United States)

Copies to:
H.S. Sangra
1000 Cathedral Place, 925 West Georgia Street
Vancouver, British Columbia, Canada, V6C 3L2
(604) 662-8808

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.
Province of British Columbia, Canada
(Principal jurisdiction regulating this offering)
It is proposed that this filing shall become effective (check appropriate box):

☑	Upon filing with the Commission pursuant to Rule 467(a) (if in connection with an offering being made contemporaneously in the United States and Canada).

☐	At some future date (check the appropriate box below).

☐	Pursuant to Rule 467(b) on (date) at (time) (designate a time not sooner than seven calendar days after filing).

☐	Pursuant to Rule 467(b) on (date) at (time) (designate a time not sooner than seven calendar days after filing) because the securities regulatory authority in the review jurisdiction has issued a receipt or notification of clearance on (date).

☐	Pursuant to Rule 467(b) as soon as practicable after notification of the Commission by the registrant or the Canadian securities regulatory authority of the review jurisdiction that a receipt or notification of clearance has been issued with respect hereto.

☐	After the filing of the next amendment to this form (if preliminary material is being filed).
If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction’s shelf prospectus offering procedures, check the following box.   ☐
CALCULATION OF REGISTRATION FEE

Title of Each Class		Proposed Maximum	Proposed Maximum	Amount of
of Securities to be	Amount to be	Offering Price per	Aggregate Offering	Registration
Registered	Registered(1)	Unit(2)	Price(2)	Fee(3)
Common Shares	7,571,227	$6.60	$49,970,098	$3,562.87
Rights	30,284,911(4)	N/A	N/A	N/A(4)

(1)	Estimated solely for the purpose of calculating the registration fee.

(2)	In United States dollars or the equivalent thereof.

(3)	Calculated in accordance with Rule 457(o) under the Securities Act of 1933, as amended.

(4)	The rights are being issued without consideration. Every four rights entitle the holder to subscribe for one Common Share at a price of $6.60. Pursuant to Rule 457(g) under the Securities Act of 1933, as amended, no separate registration fee is payable with respect to the rights being offered hereby since the rights are being registered on the same registration statement as the securities offered pursuant to such rights.

PART I
INFORMATION REQUIRED TO BE DELIVERED TO
OFFEREES OR PURCHASERS
(see next page)

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOU TO MAKE A DECISION PRIOR TO 5:00 P.M. (NEW YORK TIME) ON SEPTEMBER 2, 2010. IF YOU ARE IN DOUBT AS TO HOW TO DEAL WITH IT, YOU SHOULD CONSULT YOUR INVESTMENT DEALER, STOCKBROKER, BANK MANAGER OR OTHER PROFESSIONAL ADVISOR.

This offering of securities is made in each of the Provinces and Territories of Canada, in the United States (the “Eligible Jurisdictions”) and in other jurisdictions in which it can lawfully be made. No securities commission or similar authority in Canada has in any way passed upon the merits of the securities offered hereunder and any representation to the contrary is an offense. This offering does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. See “Details of the Rights Offering — Ineligible Securityholders”.

RIGHTS OFFERING CIRCULAR	July 28, 2010
Rights to Subscribe for up to 7,571,227 Common Shares

Entitlement to Rights:
One right (a “Right”) for each common share (“Common Shares”) of Terra Nova Royalty Corporation (the “Corporation”) held on the Record Date (as defined herein) (the “Rights Offering”). 30,284,911 Rights will be issued under the Rights Offering.

Subscription Price:	$6.60 (United States dollars) per Common Share (the “Subscription Price”).

Basic Subscription Privilege:
Four (4) Rights will entitle the holder to subscribe for one (1) Common Share at a price of $6.60 (United States dollars), which is a price equal to approximately 75% of the closing price for the Common Shares on the New York Stock Exchange (the “NYSE”) on July 26, 2010, the trading day immediately preceding announcement of the Rights Offering. No fractional shares will be issued. The subscription by any holder exercising a number of Rights not evenly divisible by four will be rounded down to the next whole number of Common Shares.

Additional Subscription Privilege:	Holders who exercise their Rights in full are entitled to subscribe for additional Common Shares, if available, at the Subscription Price.

Record Date:	August 6, 2010.

Rights Expiry Time:	September 2, 2010 at 5:00 P.M. (New York time) (the “Rights Expiry Time”).

Maximum Common Shares Issuable:	A maximum of 7,571,227 Common Shares will be issuable pursuant to the Rights Offering, representing approximately 25% of the issued and outstanding Common Shares of the Corporation on the date hereof.

Maximum Net Proceeds:
The Rights Offering will result in maximum net proceeds of approximately $49.77 million (United States dollars) from the sale of the Common Shares, after deducting estimated expenses of this Rights Offering of approximately $200,000 (United States dollars).

Minimum Proceeds:	The completion of the Rights Offering is not conditional upon the Corporation receiving any minimum amount of subscriptions from holders of Rights.

Listing:
The Rights will be listed and posted for trading on the NYSE under the trading symbol “TTT RT” and will remain listed and posted for trading until noon (New York time) on September 1, 2010. The NYSE has approved the listing of the Common Shares issuable upon the exercise of the Rights.

Subscription Agent:
The Corporation has appointed The Bank of New York Mellon (the “Subscription Agent”), with BNY Mellon Shareowners Services, the Corporation’s registrar and transfer agent, at its principal offices in Jersey City, New Jersey acting on its behalf, as the subscription agent for this Rights Offering.

     For shareholders with addresses in Canada and the United States (the “Qualifying Jurisdictions”), and any other jurisdiction in which the Rights Offering can lawfully be made, transferable Rights Certificates (as defined herein) evidencing the Rights they are entitled to accompany this Rights Offering Circular. In the case of shareholders with addresses outside of the Qualifying Jurisdictions and unregistered shareholders, reference is made to the instructions under “Details of the Rights Offering — Ineligible Securityholders”. Rights Certificates will not be issued by the Corporation to Ineligible Securityholders (as defined herein).
     If you wish to retain your current percentage ownership in the Corporation, you should purchase the Common Shares which the Rights delivered to you with this Circular entitle you to purchase. In the event that you do not do so, your percentage interest may be diluted.
     The foregoing is a summary only and is qualified in its entirety by the more detailed information appearing elsewhere in this Rights Offering Circular.
     This Rights Offering is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this Rights Offering Circular in accordance with the disclosure requirements of Canada. Prospective investors should be aware that such requirements are different from those of the United States.
     Prospective investors should be aware that the acquisition or disposition of the securities described herein may have tax consequences in Canada, the United States or elsewhere, depending on each particular existing or prospective investor’s specific circumstances. Such consequences for investors who are residents or citizens of Canada, the United States or elsewhere may not be fully described herein. Prospective investors should consult their own tax advisors with respect to such tax considerations. See “Certain Canadian Federal Income Tax Considerations” and “Certain United States Federal Income Tax Considerations”.
     The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Corporation is organized under the laws of Canada, that some or all of its directors are residents of a country other than the United States and that those persons may be located outside of the United States.
     THE RIGHTS HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (“SEC”) OR ANY STATE SECURITIES COMMISSION NOR HAS THE SEC OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS RIGHTS OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.
     An investment in Common Shares should be considered speculative due to the nature of the Corporation’s business. See “Risk Factors” for certain considerations relevant to an investment in the Common Shares.
FORWARD LOOKING STATEMENTS
     This document contains certain forward-looking information and statements, including statements relating to matters that are not historical facts and statements of the Corporation, beliefs, intentions and expectations about developments, results and events which will or may occur in the future, which constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively the “forward-looking information and statements”). Forward-looking information and statements are typically identified by words such as “anticipate”, “could”, “should”, “expect”, “seek”, “may”, “intend”, “likely”, “will”, “plan”, “estimate”, “believe” and similar expressions suggesting future outcomes or statements regarding an outlook.

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     Forward-looking information and statements are included throughout this document and include, but are not limited to, statements with respect to: the successful completion of the Rights Offering and the use of proceeds therefrom; the Corporation’s markets; production, demand and prices for products and services, including iron ore and other minerals; capital expenditures; the economy; foreign exchange rates; derivatives; the Corporation’s ability to expand its mineral interests; and other such matters.
     All such forward-looking information and statements are based on certain assumptions and analyses made by the Corporation in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors the Corporation believes are appropriate in the circumstances. These statements are, however, subject to known and unknown risks and uncertainties and other factors. As a result, actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking information and statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking information and statements will transpire or occur, or if any of them do so, what benefits will be derived therefrom. These risks, uncertainties and other factors include, among others: the impact of general economic conditions in Canada and the United States; changes in iron ore and other commodities prices; the performance of the properties underlying the Corporation’s interests; decisions and activities of the operator of the Corporation’s royalty interests; unanticipated grade, geological, metallurgical, processing or other problems experienced by the operators of the Corporation’s royalty interests; economic and market conditions; the availability of suitable acquisition opportunities and the availability of financing necessary to complete such acquisitions; and other factors beyond the Corporation’s control.
     Although management of the Corporation believes that the expectations reflected in such forward looking information and statements are reasonable, it can give no assurance that such expectations will prove to be accurate. Accordingly, readers should not place undue reliance upon any of the forward looking information and statements set out in this document. All of the forward looking information and statements of the Corporation contained in this document are expressly qualified, in their entirety, by this cautionary statement. The various risks to which the Corporation is exposed are described in additional detail in this document under the heading “Risk Factors”. The forward looking information and statements are made as of the date of this document, and the Corporation assumes no obligation to update or revise them except as required pursuant to applicable securities laws.
CURRENCY
Unless otherwise indicated, all references in this Rights Offering Circular to “$” are to United States dollars and all references to “CDN$” and “Canadian dollars” are to Canadian dollars. On July 27, 2010, the closing rate of exchange, as reported by the Bank of Canada, for conversion of United States dollars into Canadian dollars was 1.0362.

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TERRA NOVA ROYALTY CORPORATION
     The Corporation is organized under the laws of the Province of British Columbia, Canada. The Corporation was originally incorporated in June, 1951 by letters patent issued pursuant to the Companies Act of 1934 (Canada). The Corporation was continued under the Canada Business Corporations Act in March, 1980, under the Business Corporations Act (Yukon) in August, 1996, and under the Business Corporations Act (British Columbia) in November, 2004. The Corporation’s name was changed from “MFC Bancorp Ltd.” to “KHD Humboldt Wedag International Ltd.” on October 28, 2005 and, in connection with the Arrangement (as defined below), from “KHD Humboldt Wedag International Ltd.” to “Terra Nova Royalty Corporation” on March 30, 2010.
     The Corporation’s registered office is located at Suite 1000 – 925 West Georgia Street, Vancouver, British Columbia, Canada, V6C 3L2 and its principal office is located at Suite 1620 – 400 Burrard Street, Vancouver, British Columbia, Canada V6C 3A6. The telephone number for the Corporation’s principal office is (604) 683-8286.
BUSINESS OF THE CORPORATION
     The Corporation is a mineral royalty and natural resources company with a focus on acquiring royalty and other interests in resource properties. The Corporation is currently active in the royalty business, primarily through its indirect interest in the Wabush iron ore mine in Newfoundland and Labrador, Canada. The Corporation is actively seeking to expand its business by acquiring additional royalty interests in resource properties and/or through the acquisition of or investment in mining and other natural resource projects.
     Until March 30, 2010, the Corporation also operated in the industrial plant engineering and equipment supply business (the “Industrial Business”) through its former subsidiary, KHD Humboldt Wedag International AG, and its affiliates (collectively, “KID”). As at March 30, 2010, the Corporation effected a reorganization and arrangement (the “Arrangement”) pursuant to which, among other things, it distributed approximately 26% of the outstanding shares of KID to the Corporation’s shareholders on a pro-rata basis. In connection with the Arrangement, the Corporation entered into a shareholder agreement (the “Custodian Agreement”) with another corporate shareholder of KID (the “Custodian”) dated March 27, 2010, pursuant to which the Corporation engaged the Custodian to direct the voting of the remainder of its holdings of KID common shares. As a result, and given that the Corporation does not share any common directors or officers with KID, the Corporation no longer considers KID a subsidiary and ceased to consolidate it as at March 31, 2010.
Wabush Iron Ore Mine
     The Corporation currently indirectly derives production royalty revenue from a mining sub-lease of the lands upon which the Wabush iron ore mine is situated. This sub-lease commenced in 1956 and expires in 2055. The lessor is Knoll Lake Minerals Ltd. (“Knoll Lake Minerals”), which holds a direct mining lease from the Province of Newfoundland and Labrador, Canada. Iron ore is shipped from the Wabush iron ore mine to Pointe Noire, Québec, Canada, where it is pelletized. In 2009, 2008 and 2007, 3.2 million, 4.0 million and 5.0 million tons of iron pellets, respectively, were shipped from Pointe Noire. Such shipments are subject to seasonal and cyclical fluctuations.
     The Wabush iron ore mine is operated by Cliffs Natural Resources, Inc. (“Cliffs”), who on February 1, 2010 announced that it had acquired the interests of its other joint venture partners in the mine. Under the mining sub-lease, Cliffs pays royalties to the holder of the royalty interest based upon the amount of iron ore pellets shipped. Pursuant to the terms of the mining sub-lease, the royalty payment is not to be less than CDN$3.25 million per annum until its expiry. In 1988, the royalty rate was amended to require a base royalty rate of CDN$1.685 per ton with escalations as defined in the sub-lease. The Corporation is indirectly obligated to make royalty payments of CDN$0.22 per ton on shipments of iron ore pellets from Pointe Noire, Québec, to Knoll Lake Minerals, which holds the direct lease over the Wabush mine property with the Province of Newfoundland and Labrador. Cliffs applies a portion of the royalty payments under the sub-lease to make such royalty payments to Knoll Lake Minerals on the Corporation’s behalf.
     Iron ore is typically sold either as a concentrate, whereby the iron ore is in granular form, or as a pellet, whereby iron ore concentrate has been mixed with a binding agent, formed into a pellet and then fired in a furnace. Iron ore pellets can be charged directly into blast furnaces without further processing and are primarily used to produce pig iron which is subsequently transformed into steel. As such, the demand and, consequently, the pricing of iron ore is dependent upon the raw material requirements of integrated steel producers. Demand for blast furnace steel is in turn cyclical in nature and is influenced by, among other things, the level of global economic activity.
     Although there can be no assurance as to future production levels, management of the Corporation believes that since the operator is now also the sole owner of the Wabush iron ore mine, production from the mine will generally be maintained at relatively consistent levels, subject to market conditions.
     Due to the nature of its interest in the Wabush iron ore mine, the Corporation has no or very limited access to geological and other technical data respecting the mine. Previous disclosures by the Corporation respecting reserves at the mine were based solely on information publicly disclosed by the operator of the mine. Such geological data has not been independently verified or confirmed by the Corporation or any independent expert engaged by it nor has such information been the subject of a technical report under Canadian National Instrument 43-101. As such, the Corporation can provide no assurances to the level of reserves of the Wabush iron ore mine. See “Risk Factors”.
Recent Developments
     On June 21, 2010, the Corporation declared a special dividend, whereby it distributed an additional 7,571,228 shares of KID, representing approximately 23% of the total issued shares of KID, to shareholders of record on July 1, 2010 on a pro-rata basis on the basis of one share of KID for every four Common Shares held. The Corporation continues to hold approximately 52% of the outstanding common shares of KID. The Corporation currently intends to distribute an additional approximately 9,383,728 KID Shares, representing approximately 29% of the outstanding KID Shares, to shareholders on a pro-rata basis in the third quarter of 2010.
     In December, 2005, the Corporation commenced an action against Wabush Iron Co. Limited, Dofasco Inc., Stelco Inc. and Cliffs, claiming that such parties breached their duties by inaccurately reporting and substantially underpaying the royalties due under their sub-lease with the Corporation. The parties proceeded to arbitration, which was concluded in August, 2009. In the second quarter of 2010, the arbitration panel released its decision wherein it determined the issue of liability on several claims in favour of the Corporation. The panel’s decision did not include a definitive determination of the amount the Corporation is entitled to recover. The Corporation is reviewing the decision and trying to settle the quantum of its recovery. Based upon its preliminary review of the panel’s decision, the Corporation currently believes its award of recovery will be approximately CDN$15 million. However, as the panel’s decision did not include a specific determination of the amount of the award, the potential for further applications to the panel by the parties in respect thereof and/or potential appeals to and from the panel’s decision, the Corporation cannot at this time determine with certainty the amount and/or timing of recovery of any award pursuant to its claims.
DETAILS OF THE RIGHTS OFFERING
Issue of Rights
     Each holder of Common Shares of record (a “Shareholder”) at the close of business on August 6, 2010 (the “Record Date”) is entitled to receive one (1) Right for each Common Share held. Four (4) Rights confer the right to subscribe for one (1) Common Share (the “Basic Subscription Privilege”) at the Subscription Price ($6.60 per Common Share). The Subscription Price represents a price equal to approximately 75% of the closing price for the Common Shares on the NYSE on July 26, 2010, the trading day preceding the announcement of the Rights Offering. No fractional shares will be issued. The subscription by any holder exercising a number of Rights not evenly divisible by four will be rounded down to the next whole number of Common Shares.
     The offering price for the Rights was determined by the board of directors of the Corporation having regard to regulatory requirements, and to issues such as dilution, market price, market forces, and the capital requirements of the Corporation. The subscription for Common Shares upon the exercise of Rights is voluntary. Holders of Rights should consult their own advisors with respect to this Rights Offering.
Rights Certificates
     The Rights are evidenced by transferable certificates in the form approved by the Corporation and the Subscription Agent (the “Rights Certificates”). A Rights Certificate is being sent to each registered Shareholder in a Qualifying Jurisdiction as of the Record Date. A register of holders of Rights Certificates will be maintained by the Subscription Agent. The Rights will be listed on the NYSE under the trading symbol “TTT RT” and the NYSE has approved the listing of the Common Shares issuable upon the exercise of the Rights. The Common Shares of the Corporation are listed and posted for trading on the NYSE under the symbol “TTT”. If a Rights Certificate is lost, stolen or destroyed, a replacement Rights Certificate shall be issued only upon compliance with applicable statutory requirements and any other reasonable requirements imposed by the Corporation or the Subscription Agent. The Subscription Agent should be contacted at the subscription office listed below under “— Transmittal of Rights Certificates” in the event of the loss, theft or destruction of a Rights Certificate.
     The holding of a Rights Certificate does not constitute ownership of a Common Share.
Rights Expiry Time
     The Rights Offering and the Rights evidenced by the Rights Certificates will expire at the Rights Expiry Time. The Corporation reserves the right to extend the period of this Rights Offering, subject to obtaining any required regulatory approvals, if the Corporation determines that the timely exercise of the Rights may have been prejudiced due to any disruption in postal service. Rights not exercised by the Rights Expiry Time will be void and without value.
Basic Subscription Privilege
     Rights may be exercised by completing and signing the Rights Certificate further to the instructions provided therein. The holder of Rights (a “Subscriber”) or registered dealer representing such Subscriber must deliver or mail the Rights Certificate, with the total Subscription Price, to the Subscription Agent as specified below under “— Transmittal of Rights Certificates”. Subscriptions may not be revoked after delivery to the Subscription Agent. The total Subscription Price must be paid in the manner described below under “— Payment of Subscription Price”. Subscribers whose Rights are held by a registered dealer should contact such dealer in ample time to ensure that the completed Rights Certificates and the related payments are received by the Subscription Agent before the Rights Expiry Time.
     Any Shareholder or transferee of a Rights Certificate who has any questions concerning the terms of this Rights Offering should contact their investment dealer, stockbroker, bank manager or other professional advisor.
Additional Subscription Privilege
     Any holder of a Rights Certificate who exercises the right to subscribe for all the Common Shares that can be subscribed for with the Rights evidenced by such certificate pursuant to the Basic Subscription Privilege, also has the right (the “Additional Subscription Privilege”) to subscribe for additional Common Shares, if available, at the Subscription Price. The Common Shares available for such purpose (the “Remaining Common Shares”) will be those Common Shares that have not been subscribed and paid for pursuant to outstanding Rights by the Rights Expiry Time.
     To exercise the Additional Subscription Privilege, any holder of Rights who signs and completes the Rights Certificate as instructed on the back of the Rights Certificate, for the maximum number of whole Common Shares that can be subscribed for given the number of Rights evidenced by such certificate at Box 5, must also complete and check Box 3 on the Rights Certificate and specify the number of additional Common Shares desired to be subscribed for. When the Subscriber or registered dealer representing a Subscriber delivers to the Subscription Agent the completed Rights Certificate and payment for the Common Shares initially subscribed for, payment in the manner described below under “— Payment of Subscription Price” must also be enclosed for the additional Common Shares subscribed for under Box 3, failing which such additional subscription shall be invalid. The total payment for all Common Shares being subscribed for by the holder must be calculated in Box 5 of the Rights Certificate.
     If there are sufficient Remaining Common Shares to satisfy all additional subscriptions by participants in the Additional Subscription Privilege, each participant will be allotted the number of additional Common Shares for which they have subscribed.
     If the aggregate number of Common Shares subscribed for under the Additional Subscription Privilege exceeds the number of Remaining Common Shares, the Remaining Common Shares will be allotted to each participant in the Additional Subscription Privilege on a proportionate basis in accordance with the following formula: the number of the Remaining Common Shares allotted to each participant in the Additional Subscription Privilege will be the lesser of: (a) the number of Common Shares which that participant has subscribed for under the Additional Subscription Privilege; and (b) the product (disregarding fractions) of the multiplication of the number of Remaining Common Shares by a fraction of which the numerator is the number of rights previously exercised by that participant under the Basic Subscription Privilege and the denominator is the aggregate number of rights previously exercised by all participants under the Basic Subscription Privilege by all participants in the Additional Subscription Privilege. If any participant has subscribed for fewer Common Shares than the number resulting from the application of the formula in (b) above, the excess Common Shares will be allotted in a similar manner among the participants who were allotted fewer Common Shares than they subscribed for.
     If as a result of the application of the foregoing formula, a participant in the Additional Subscription Privilege is allotted a number of Common Shares which falls short of the number specified in Box 3 on the participant’s Rights Certificate, the Subscription Agent will, when mailing the DRS Statement (as described below under “— Delivery of Common Shares”) for the Common Shares issued to the participant, refund, without interest, the excess portion of the total Subscription Price paid by the participant.
Purchase, Sale or Transfer of Rights
     The Rights will be listed and posted for trading on the NYSE under the trading symbol “TTT RT” and will remain listed and posted for trading until noon (New York time) on September 1, 2010.
     Shareholders may sell or transfer their Rights evidenced by a Rights Certificate by completing and signing Box 9 on the Rights Certificate. A certificate so completed should be delivered to the appropriate person in ample time for the transferee to use it before the Rights Expiry Time.
     Shareholders may also sell their Rights evidenced by a Rights Certificate through the Subscription Agent by completing Box 4 and signing Box 1 on the Rights Certificate. A holder of Rights that chooses to sell its Rights through the Subscription Agent must provide an order to sell its Rights by delivering a completed and signed Rights Certificate to the Subscription Agent by noon (New York time) on August 27, 2010, three business days before the Rights cease trading on the NYSE. If the Subscription Agent is unable to sell such Rights by noon (New York time) on September 1, 2010, the Subscription Agent will hold such holder’s Rights Certificate for pick up by the holder at the Subscription Agent’s hand delivery address provided below under “— Transmittal of Rights Certificates” in order to provide such holder with sufficient time to exercise its Rights prior to the Rights Expiry Time.
     If the Rights Certificate is properly assigned in full, it may be used by the new holder for subscription without obtaining a new Rights Certificate, provided that the signature of the new holder in Box 1 corresponds in every particular with the name of such holder inserted at “Transfer Instructions and Signature Guarantee Medallion” at Box 9.
Payment of Subscription Price
     The Subscription Price for all the Common Shares subscribed for, including those subscribed for under the Additional Subscription Privilege, must be paid in United States dollars by certified cheque or bank draft payable to the order of “BNY Mellon Shareowners Services”. Shareholders holding their Common Shares through an intermediary, such as a broker, should contact their broker and make arrangements to provide the broker funds for the subscription and give appropriate instructions.

Transmittal of Rights Certificates
     Subscribers or registered dealers representing Subscribers should transmit Rights Certificates by mail, hand delivery or courier to the Subscription Agent at one of the following addresses:

By Hand or Courier to:	By Mail to:

BNY Mellon Shareowners Services	BNY Mellon Shareowners Services
27th Floor	P.O. Box 3301
480 Washington Boulevard	South Hackensack, New Jersey 07606
Jersey City, New Jersey 07310	Attention: Corporate Action
Attention: Corporate Action
     In case of postal service interruption, Subscribers and registered dealers representing Subscribers should deliver the Rights Certificates by hand or by courier to one of the addresses noted above.
     The method of transmittal of a Rights Certificate is at the option and risk of the person effecting the same. The Corporation recommends that Rights Certificates be delivered by hand or, if mailed, sent by registered mail.
Combining Rights Certificates
     Two (2) or more Rights Certificates may be exchanged for a single new Rights Certificate. The new Rights Certificate will represent a whole number of Rights aggregating the same number of whole Rights as were evidenced by the original Rights Certificates. Such an exchange may be effected by completing Box 10 on the Rights Certificates and surrendering them to the Subscription Agent at an office indicated under “— Transmittal of Rights Certificates”. This should be done in ample time for the new Rights Certificate to be issued and used before the Rights Expiry Time.
Delivery of Common Shares
     The Common Shares subscribed for in accordance with the Rights Offering will be held under the Direct Registration System (“DRS”), which means the Common Shares are held for Subscribers in an electronic book-entry account maintained by BNY Mellon Shareowner Services. A DRS Statement will be mailed to the address of the Subscriber as stated on the Rights Certificate, unless otherwise directed, as soon as practicable following the Rights Expiry Time.
Signatures
     When the original holder signs the Rights Certificate, the signature must correspond in every particular with the name of the holder as it appears on the Rights Certificate. If the Rights Certificate is transferred (see “— Purchase, Sale or Transfer of Rights”, above), the signature of the transferor must be guaranteed by an eligible guarantor institution, which includes a bank, broker, dealer, credit union, savings association or other entity that is a member in good standing of the securities transfer medallion program or that is an “eligible guarantor institution” as such term is defined in Rule 17Ad-15 under the United States Securities Exchange Act of 1934. Shareholders should contact the Subscription Agent for a determination as to whether a particular institution is such an eligible guarantor.
     If a Rights Certificate is issued to or transferred to two (2) or more persons who hold the Rights evidenced thereby jointly, the signatures of all such joint holders shall be required on the appropriate forms in order to exercise the Basic Subscription Privilege and, if applicable, the Additional Subscription Privilege, or to sell or transfer Rights.
Determinations as to Validity of Subscription
     All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any subscription or request for transfer will be determined by the Corporation, in its sole discretion, whose determination shall be final and binding. All subscriptions are irrevocable. The Corporation reserves the absolute right to reject any subscription if such subscription is not in proper form or if the acceptance thereof or the issuance of Common Shares pursuant thereto could be deemed unlawful. The Corporation also reserves the right to waive any defect with regard to any particular subscription. Neither the Corporation nor the Subscription Agent will be under any duty to give any notification of any defect or irregularity in such subscriptions nor shall either of them incur any liability for failure to give such notification.
Unexercised Rights
     A Subscriber can exercise some but not all of its Rights and sell the unexercised Rights at the same time by completing Box 2 and Box 4 on the Rights Certificate. A Subscriber who completes only Box 2 on the Rights Certificate for some but not all of the Rights evidenced by the Rights Certificate will be deemed to have elected to waive the unexercised balance of such Rights and such unexercised balance of Rights will be void and of no value after the Rights Expiry Time. Similarly, if a Subscriber has failed to surrender its Rights Certificate to the Subscription Agent, as of the Rights Expiry Time, has surrendered its Rights Certificate but failed to complete Box 2 or Box 4 on the Rights Certificate, or has failed to make payment of the Subscription Price in respect of any Common Shares which it elects to subscribe for, such Subscriber will be deemed to have elected to waive the Rights represented by such Rights Certificate (or such portion thereof in respect of which it has failed to make payment) and such Rights will be void and of no value after the Rights Expiry Time.
U.S. Securityholders
     The offering of Rights and Common Shares issuable upon the exercise thereof, to or for the account of residents of the United States (“U.S. Securityholders”) is subject to various provisions of United States securities laws, and is being made only to holders of Common Shares as of the Record Date. The Common Shares issuable to such persons upon exercise of Rights will be registered on Form F-10 under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and such Common Shares will not be subject to transfer restrictions under the U.S. Securities Act, except for restrictions applicable to “affiliates” of the Corporation, as such term is defined under the U.S. Securities Act.
Ineligible Securityholders
     The Rights issued hereunder are only qualified for distribution in the Qualifying Jurisdictions. Accordingly, Rights Certificates will not be sent to holders of record of Common Shares with addresses of record in any jurisdiction other than the Qualifying Jurisdictions (the “Ineligible Securityholders”). Instead, Ineligible Securityholders will be sent a letter advising them that their Rights Certificates will be issued to, and held by, the Subscription Agent who will hold such Rights as agent for the benefit of all Ineligible Securityholders. The Subscription Agent will, prior to the Rights Expiry Time, attempt to sell such Rights on the open market, on a best efforts basis. See “— Sale by Subscription Agent”. The Subscription Agent’s ability to sell such Rights, and the price obtained therefor, will be dependent on market conditions. The Subscription Agent shall not be subject to any liability for failure to sell any Rights of Ineligible Securityholders at a particular price, or at all.
     In certain instances, Rights Certificates may, in the discretion of the Corporation, be sent to a limited number of qualified holders of Common Shares resident in a jurisdiction outside of Canada or the United States where it is not unlawful to do so. As a condition to receiving any Rights Certificates, such holders may be required to provide evidence satisfactory to the Corporation that it is not unlawful for them to participate in the Rights Offering.
     A registered holder of Common Shares whose address appears on the records of the Corporation as other than in the Qualifying Jurisdictions, but who holds Rights on behalf of a holder who is eligible to participate in the Rights Offering, must notify the Subscription Agent, in writing, on or before the 7th day prior to the Rights Expiry Time that the beneficial holder, on behalf of whom such Common Shares are held, wishes to participate in the Rights Offering. In such a case, the registered holder of Common Shares giving notification must provide evidence, satisfactory to the Subscription Agent and the Corporation, as to the eligibility of the beneficial holder. Otherwise, the Subscription Agent will sell the Rights held on such beneficial holder’s behalf as described above. Accordingly, the Subscription Agent will not commence to attempt to sell Rights of Ineligible Securityholders until after the 7th day prior to the Rights Expiry Time.
     Holders of Rights who are Ineligible Securityholders should be aware that the acquisition and disposition of Rights may have tax consequences in the jurisdiction where they reside and in Canada or the United States which are not described herein.

     Neither the Corporation nor the Subscription Agent will accept subscriptions from any holder of Rights who is, or who the Corporation or the Subscription Agent has reason to believe is, a resident of a jurisdiction in which the issue of Common Shares pursuant to the exercise of Rights would be in violation of applicable securities laws. The Corporation will not issue Common Shares to such a holder unless such holder is able to satisfy the Corporation that the receipt by such holder of the Rights and the issuance of Common Shares pursuant to the exercise of the Rights will not be in violation of the laws of the jurisdiction of residence of such holder.
     Rights Certificates will only be delivered to registered holders of Common Shares. Shareholders holding their Common Shares through an intermediary, such as a broker, should contact their broker and make arrangements to provide the broker funds for the subscription and give appropriate instructions. Except as described above, Rights delivered to brokers, dealers or other intermediaries may not be delivered to beneficial holders of Common Shares unless they are resident in a Qualified Jurisdiction or unless otherwise notified by the Corporation or the Subscription Agent. Subject to the exceptions set out above, intermediaries receiving Rights which would otherwise be delivered to Ineligible Securityholders should attempt to sell such Rights for the accounts of such Ineligible Securityholders and should deliver any proceeds of sale to such holders.
Sale by Subscription Agent
     The Subscription Agent will not commence to attempt to sell Rights of Ineligible Securityholders until after the 7th day prior to the Expiry Time. The net proceeds, if any, received by the Subscription Agent from the sale of such Rights will be divided among the Ineligible Securityholders pro rata according to the number of Common Shares held by them on the Record Date. The Subscription Agent will mail cheques thereof in an amount equal to the proceeds of such sale (net of reasonable expenses and any amount withheld in respect of Canadian taxes) to Ineligible Securityholders at their addresses appearing on the records of the Corporation on the Record Date as soon as possible after the Rights Expiry Time, provided that the Subscription Agent will not be required to make any such payment to any Ineligible Securityholder in the event that the amount owing to such holder is less than $10.00. Such amount will be used by the Corporation to offset a portion of the remuneration of the Subscription Agent for its services.
     No charge will be made for the sale of Rights hereunder by the Subscription Agent except for a proportionate share of any brokerage commissions incurred by the Subscription Agent and the costs of or incurred by the Subscription Agent in connection with the sale of Rights. Ineligible Securityholders will not be entitled to instruct the Subscription Agent in respect to the price or the time at which the Rights are to be sold. The Subscription Agent will endeavour to affect sale of Rights on the open market and any proceeds received by the Subscription Agent with respect to the sale of Rights net of brokerage fees and costs incurred and, if applicable, of Canadian tax required to be withheld, will be divided on a pro rata basis among such Ineligible Securityholders and delivered by mailing cheques (in United States dollars) of the Subscription Agent therefor as soon as practicable to such Ineligible Securityholders as their addresses recorded on the books of the Corporation. There is a risk that the proceeds received from the sale of the Rights will not exceed the brokerage commission, if any, incurred by the Subscription Agent, and charges of the Subscription Agent in respect of the sale of such Rights. In that event, no proceeds will be credited to the Ineligible Securityholders.
Listing of Underlying Common Shares
     The NYSE has approved the listing of the Common Shares issuable upon the exercise of the Rights and such Common Shares will be listed and posted for trading on the NYSE under the symbol “TTT”.
DESCRIPTION OF SECURITIES BEING DISTRIBUTED
     The authorized share capital of the Corporation consists of an unlimited number of Common Shares, Class A Common Shares and Class A Preference Shares, issuable in series.
     The Corporation’s Common Shares are listed on the NYSE under the symbol “TTT”. As of the date hereof, there were 30,284,911 Common Shares outstanding. For a description of the Rights, see “Details of the Rights Offering”.

Common Shares
     Holders of Common Shares may receive dividends when, as and if declared by the board of directors of the Corporation, subject to the preferential dividend rights of any other classes or series of preferred shares issued and outstanding. In no event may a dividend be declared or paid on the Common Shares if payment of the dividend would cause the realizable value of the assets of the Corporation to be less than the aggregate of its liabilities.
     Holders of Common Shares are entitled to one vote per share at any meeting of shareholders of any class of common shares, and in general and subject to applicable law, all matters will be determined by a majority of votes cast other than fundamental changes with respect to the Corporation.
     In the event of any distribution of the assets of the Corporation on the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or in the event of any other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs (a “Liquidation Distribution”), the holders of Common Shares are entitled to receive, before any Liquidation Distribution is made to the holders of Class A Common Shares or any other shares of the Corporation ranking junior to the Common Shares but after any prior rights of any preferred shares, the stated capital with respect to each Common Share held by them, together with all declared and unpaid dividends (if any and if preferential) thereon, up to the date of such Liquidation Distribution, and thereafter the holders of Common Shares shall rank pari passu with all other classes of common shares in connection with the Liquidation Distribution.
PRINCIPAL SHAREHOLDERS
     As at the date of this Rights Offering Circular the Corporation had 30,284,911 Common Shares outstanding. To the knowledge of the board of directors and executive officers of the Corporation, based on a review of the public record and public filings, as at the date of this Rights Offering Circular, the only persons or companies who beneficially own, directly or indirectly, or exercise control or direction over Common Shares entitled to more than ten percent (10%) of the outstanding Common Shares are as follows:

Name	Amount Owned	Percent of Class(1)

Peter Kellogg	6,283,100(2)	20.7%

(1)	Based on 30,284,911 Common Shares outstanding on July 28, 2010.

(2)	In his public filings, Mr. Kellogg disclaims beneficial ownership of 5,643,100 of the Common Shares, or approximately 18.6% of the Corporation’s issued and outstanding Common Shares.
INTENTION OF INSIDERS TO EXERCISE RIGHTS
     To the knowledge of the directors and officers of the Corporation, directors, officers and other insiders of the Corporation, other than Peter Kellogg, will receive nil Rights pursuant to the Rights Offering. Mr. Kellogg will receive Rights proportionate to his interest in the Corporation. After reasonable inquiry, the Corporation is unable to predict Mr. Kellogg’s intentions with respect to his exercise of Rights under the Rights Offering.
USE OF PROCEEDS
     If all of the Rights are exercised, the Corporation will receive gross proceeds from the Rights Offering of $49.97 million and net proceeds of approximately $49.77 million after deducting expenses of the Rights Offering estimated at approximately $200,000. The completion of the Rights Offering is not conditional upon the Corporation receiving any minimum amount of subscriptions from Shareholders. The proceeds of the Rights Offering will be used to finance the acquisition and development of additional interests in mineral projects and/or properties and for working capital and general corporate purposes.
     The actual use of the net proceeds of the Rights Offering may vary depending on the operating and capital needs of the Corporation from time to time. While the Corporation regularly reviews potential mineral projects and/or properties for acquisition or investment, it has not yet determined to proceed with any particular opportunity. Accordingly, management of the Corporation will have broad discretion in the application of the proceeds of the Rights Offering.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS
The following is a summary, as of the date hereof, of the principal Canadian federal income tax consequences under the Income Tax Act (Canada) (the “Tax Act”) generally applicable to persons who acquire Rights pursuant to the Rights Offering and Common Shares pursuant to the exercise of such Rights and who, for the purposes of the Tax Act and at all relevant times, hold such Rights and Common Shares as capital property and deal at arm’s length and are not affiliated with the Corporation (referred to herein as “Holders”).
     Rights and Common Shares will generally be considered to be held as capital property unless held in the course of carrying on a business or acquired in a transaction or transactions considered to be an adventure or concern in the nature of trade. Certain Holders resident in Canada may, in certain circumstances, be able to make an irrevocable election under subsection 39(4) of the Tax Act to treat the Common Shares and every “Canadian security” (as defined in the Tax Act) owned by such Holder in the taxation year of the election and in all subsequent taxation years as capital property.
     This summary is based on the current provisions of the Tax Act and the regulations thereunder, the Corporation’s understanding of the current administrative practice of the Canada Revenue Agency (the “CRA”), and all proposed amendments to the Tax Act and its regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”). This summary assumes that the Proposed Amendments will be enacted as proposed but does not take into account or anticipate any other changes in law, whether by way of judicial, legislative or governmental decision or action, or any change in the administrative practice of the CRA nor does the summary take into account provincial, territorial or foreign income tax considerations (which may differ significantly from the Canadian federal income tax considerations discussed in the summary). No assurance can be given that the Proposed Amendments will be enacted as proposed or at all, or that legislative, judicial or administrative changes will not modify or change the statements expressed herein.
     This summary does not apply to a Holder (i) that is a “financial institution” or “specified financial institution” for the purposes of the Tax Act, (ii) an interest in which is a “tax shelter investment” for the purposes of the Tax Act, (iii) that has made a functional currency reporting election pursuant to section 261 of the Tax Act, or (iv) that is subject to other special rules or circumstances. All such Holders should consult their own tax advisors.
     The following discussion of federal income tax consequences is of a general nature only, is not exhaustive of all Canadian federal income tax consequences and is not intended to constitute legal or tax advice to any particular Holder of Rights or Common Shares. Accordingly, all Holders should consult their own income tax advisors with respect to the specific tax consequences to them of acquiring, holding, exercising and disposing of Rights or Common Shares.
     Generally for the purposes of the Tax Act, all amounts relating to the ownership or disposition of securities must be converted into Canadian dollars based on the exchange rates as determined in accordance with the Tax Act.
Residents of Canada
     The following portion of the summary is generally applicable to a Holder who, for the purposes of the Tax Act and at all relevant times, is or is deemed to be resident only in Canada (herein, a “Canadian Holder”).
Receipt of Rights
     No amount will be required to be included in computing the income of a Canadian Holder as a consequence of acquiring Rights pursuant to the Rights Offering. The cost of a Right received pursuant to the Rights Offering will be nil for the purposes of the Tax Act. The cost of Rights acquired other than pursuant to the Rights Offering will be averaged with the adjusted cost base of all other Rights held by that Canadian Holder as capital property for the purpose of determining the adjusted cost base to that Canadian Holder of each Right so held.
Exercise of Rights
     The exercise of Rights will not constitute a disposition of property for purposes of the Tax Act and, consequently, no gain or loss will be realized on the exercise of Rights. The cost of a Common Share acquired on the exercise of a Right will be equal to the aggregate of the amount paid to acquire such Common Share and the adjusted cost base, if any, of the Right. The cost of such Common Share will be averaged with the adjusted cost base of all Common Shares held by the Canadian Holder as capital property immediately before the acquisition thereof.
Expiry of Rights
     The expiry of an unexercised Right result in a capital loss to the Canadian Holder equal to the adjusted cost base, if any, of the Right immediately before its expiry. The tax treatment of capital losses (if any) is described below under “— Capital Gains and Capital Losses”.
Disposition of Rights
     On a disposition or deemed disposition of a Right (other than on exercise or on expiry of the Right), a Canadian Holder of a Right will generally realize a capital gain (or capital loss) equal to the amount by which the proceeds of disposition, net of any reasonable costs of the disposition, exceed (or are less than) the adjusted cost base of such Right (if any) to the Canadian Holder. The tax treatment of capital gains and losses is discussed in greater detail below under “— Capital Gains and Capital Losses”.
Dividends
     Dividends received or deemed to be received on Common Shares by a Canadian Holder who is an individual will be included in computing the individual’s income and will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received from taxable Canadian corporations including the enhanced gross-up and dividend tax credit rules applicable to dividends designated by the Corporation as “eligible dividends” in accordance with the Tax Act.
     Dividends received or deemed to be received by a corporation will be included in computing the corporation’s income and will generally be deductible in computing its taxable income. A “private corporation” (as defined in the Tax Act), or any other corporation controlled, whether because of a beneficial interest in one or more trusts or otherwise by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts) may be liable to pay a refundable tax of 33 1/3% under Part IV of the Tax Act on dividends received or deemed to be received on the Common Shares to the extent such dividends are deductible in computing the corporation’s taxable income.
Disposition of Common Shares
     A disposition or deemed disposition (other than to the Corporation) by a Canadian Holder of Common Shares will generally give rise to a capital gain (or capital loss) in the taxation year equal to the amount by which the proceeds of disposition, net of any reasonable costs of disposition, are greater (or less) than such Canadian Holder’s adjusted cost base of the Common Shares. The tax treatment of capital gains and losses is discussed in greater detail below under “— Capital Gains and Capital Losses”.
Capital Gains and Capital Losses
     One-half of any capital gain (a “taxable capital gain”) realized by a Canadian Holder in a taxation year will be included in the holder’s income for the year. One-half of any capital loss (an “allowable capital loss”) realized by the Canadian Holder in a year may be deducted against taxable capital gains realized in the year. Allowable capital losses in excess of taxable capital gains realized in a taxation year may be carried back up to three (3) taxation years or carried forward indefinitely and deducted against net taxable capital gains in those other years, to the extent and in the circumstances specified in the Tax Act.
     The amount of any capital loss realized on the disposition or deemed disposition of Common Shares by a Canadian Holder that is a corporation may be reduced by the amount of dividends received or deemed to have been received by it on such shares or shares substituted for such shares to the extent and in the circumstances described by the Tax Act. Similar rules may apply where a Canadian Holder that is a corporation is, directly or through a trust or partnership, a member of a partnership or beneficiary of a trust that owns such shares. Canadian Holders to which these rules may be relevant should consult with their own tax advisors in this regard.

Additional Refundable Tax on Canadian-Controlled Private Corporations
     A Canadian Holder that is a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay an additional refundable tax of 6 2/3% on certain investment income, including amounts in respect of net taxable capital gains and dividends or deemed dividends not deductible in computing taxable income.
Alternative Minimum Tax
     Capital gains realized and dividends received by a Canadian Holder that is an individual or a trust, other than certain specified trusts, may give rise to alternative minimum tax under the Tax Act.
Non-Residents of Canada
     The following portion of the summary is generally applicable to a Holder who, for the purposes of the Tax Act and at all relevant times, is neither resident nor deemed to be resident in Canada (including as a consequence of an applicable tax treaty or convention) and does not use or hold, and is not deemed to use or hold, the Rights or Common Shares issued on the exercise of such Rights in connection with carrying on a business in Canada (herein a “Non-Resident Holder”). Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is a “non-resident insurer”. This summary also does not address Non-Resident Holders who are subject to other special rules or circumstances.
Receipt of Rights
     The receipt of Rights by a Non-Resident Holder will not be subject to tax under the Tax Act.
Dividends
     Dividends received or deemed to be received on Common Shares by a Non-Resident Holder will be subject to non-resident withholding tax under the Tax Act at a rate of 25%, subject to reduction under the provisions of an applicable tax income treaty or convention.
Disposition of Rights and Common Shares
     A Non-Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized on a disposition or deemed disposition of Rights or Common Shares unless the property so disposed of constitutes “taxable Canadian property” to the Non-Resident Holder at the time of the disposition and does not constitute “treaty-protected property” (as defined in the Tax Act) of the Non-Resident Holder at the time of the disposition.
     As long as the Common Shares are listed on the NYSE at the time of disposition, the Common Shares and Rights generally will not constitute taxable Canadian property of a Non-Resident Holder, unless at any time during the 60 month period immediately preceding the disposition: (i) the Non-Resident Holder, persons with whom the Non-Resident Holder did not deal at arm’s length, or the Non-Resident Holder together with all such persons, owned 25% or more of the issued shares of any class or series of shares of the Corporation; and (ii) more than 50% of the fair market value of the shares of the Corporation was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, “Canadian resource property” (as defined in the Tax Act), “timber resource property” (as defined in the Tax Act) or an option, an interest or right in such property.
     A Non-Resident Holder’s capital gain (or capital loss) in respect of Common Shares or Rights that constitute or are deemed to constitute taxable Canadian property (and are not “treaty-protected property” as defined for purposes of the Tax Act) will generally be computed in the manner described above under “— Residents of Canada — Disposition of Rights”, “— Residents of Canada — Disposition of Common Shares” and “— Residents of Canada — Capital Gains and Capital Losses”.
     Non-Resident Holders whose Common Shares or Rights are taxable Canadian property should consult their own tax advisors.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
     TO ENSURE COMPLIANCE WITH TREASURY DEPARTMENT CIRCULAR 230, HOLDERS ARE HEREBY NOTIFIED THAT: (I) ANY DISCUSSION OF UNITED STATES FEDERAL INCOME TAX ISSUES IN THIS RIGHTS OFFERING CIRCULAR IS NOT INTENDED OR WRITTEN TO BE RELIED UPON, AND CANNOT BE RELIED UPON, BY ANY PERSON FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED UNDER THE INTERNAL REVENUE CODE OF 1986, AS AMENDED (THE “CODE”); (II) SUCH DISCUSSION IS INCLUDED HEREIN IN SUPPORT OF THE PROMOTION OR MARKETING (WITHIN THE MEANING OF CIRCULAR 230) OF THE TRANSACTIONS AND MATTERS DESCRIBED HEREIN; AND (III) A HOLDER SHOULD SEEK ADVICE BASED ON ITS PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.
     The following summary describes certain United States federal income tax consequences of the receipt, exercise, termination or disposition of Rights and the ownership and disposition of Common Shares by U.S. persons, but does not purport to be a complete analysis of all the potential tax considerations. This summary is based on current provisions of the Code, and Treasury regulations, rulings and judicial decisions, all of which are subject to change (possibly with retroactive effect). No ruling has been or will be sought from the Internal Revenue Service (the “IRS”) regarding any tax consequences relating to the matters discussed herein. Consequently, no assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of those summarized below. This summary does not discuss all aspects of United States federal income taxation that may be relevant to particular holders in light of their individual circumstances and does not deal with holders subject to special treatment under United States federal income tax law, including, without limitation:
•	banks, insurance companies or other financial institutions;
•	tax-exempt organizations;
•	real estate investment trusts or regulated investment companies;
•	dealers in securities, commodities or foreign currencies;
•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;
•	persons holding Rights and/or Common Shares as part of a hedge, straddle, conversion transaction or other integrated transaction or risk reduction strategy;
•	non-U.S. persons;
•	persons whose functional currency is not the United States dollar;
•	entities classified as partnerships, S corporations or other pass-through entities for United States federal income tax purposes and investors therein;
•	persons deemed to sell their Rights and/or Common Shares under the constructive sale provisions of the Code;
•	persons that own stock of the Corporation representing 10% or more of its voting power;
•	persons subject to the alternative minimum tax; and
•	United States expatriates and former long-term residents of the United States.
     This summary assumes holders hold their Rights and Common Shares as “capital assets” within the meaning of section 1221 of the Code (generally, property held for investment). In addition, this summary does not discuss any United States federal estate or gift tax laws or the tax laws of any applicable foreign, state, local or other jurisdiction. Further, the following assumes that you will not, due to your particular circumstances, be restricted from receiving the Rights under applicable securities laws.
     This summary of certain United States federal income tax consequences is for general information purposes only and is not tax advice for any particular holder. Holders should consult their tax advisors concerning the United States federal income tax consequences with respect to the receipt, exercise, termination or disposition of Rights and the ownership and disposition of Common Shares in light of their particular situations, as well as any consequences arising under the United States federal estate or gift tax laws or the laws of any state, local, foreign or other taxing jurisdiction.
     This summary applies to you only if you are a U.S. person. As used herein, the term “U.S. person” means a beneficial owner of Rights and/or Common Shares that is, for United States federal income tax purposes:
(1)	an individual who is a citizen or resident of the United States;
(2)	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;
(3)	an estate the income of which is subject to United States federal income taxation regardless of its source; or
(4)	a trust (A) subject to the primary supervision of a United States court and the control of one or more U.S. persons over all substantial decisions of the trust or (B) that has made a valid election to be treated as a U.S. person for United States federal income tax purposes.
     If an entity treated as a partnership for United States federal income tax purposes holds Rights and/or Common Shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Entities that are treated as partnerships for United States federal income tax purposes and partners in such partnerships holding Rights and/or Common Shares should consult their tax advisors.
Taxation of Rights
Receipt of Rights
     Under section 305 of the Code, a Shareholder who receives a Right generally will not be treated as having received a taxable distribution. However, a Shareholder who receives a Right will, in certain circumstances, be treated as having received a taxable distribution in an amount equal to the fair market value of such Right. In particular, a Shareholder who receives a Right generally will be treated as having received a taxable distribution if a Shareholder’s proportionate interest in the earnings and profits or assets of the Corporation is increased and any other Shareholder receives a distribution of cash or other property. For the purposes of the preceding sentence, the term “Shareholder” includes holders of convertible securities. The application of this rule is complex and subject to some uncertainty, particularly if a company has warrants, options or convertible securities outstanding. While the issue is not free from doubt, we believe that the distribution of the Rights should be treated as a non-taxable stock distribution under section 305(a) of the Code and the Corporation and its agents (including the Subscription Agent) intend to treat the distribution of the Rights consistent with this belief.
     The following discussion assumes that the Corporation’s position is respected, and that you are not subject to United States federal income tax on the receipt (or deemed receipt) of a Right. However, the Corporation’s position is not binding on the IRS and there can be no assurance that the IRS will not disagree with such position. If the Corporation’s position were finally determined by the IRS or a court to be incorrect, the fair market value of the Rights you receive would be a taxable distribution to you treated in the manner described below under “— Taxation of Common Shares — Distributions”. You are strongly urged to consult your tax advisor regarding the risk of having a taxable distribution as a result of the receipt of the Rights.
Sale or Other Disposition of Rights
     Upon a sale or other disposition of a Right, you will recognize a capital gain or loss in an amount equal to the difference between the amount realized on such sale or other disposition and your adjusted tax basis in the Right.

     The amount realized on a sale or other disposition of a Right for cash generally will be the amount of cash you receive in exchange for such Right. If the consideration you receive for the Right is not paid in United States dollars, the amount realized will be the United States dollar value of the payment received determined by reference to the spot exchange rate in effect on the date of the sale or other disposition or, if the Right sold or exchanged is traded on an “established securities market” and you are a cash basis taxpayer or an electing accrual basis taxpayer, the spot exchange rate in effect on the settlement date.
     If the fair market value of the Rights on the date of their distribution equals or exceeds 15 percent (15%) of the fair market value on such date of the Common Shares with respect to which the Rights are distributed, your tax basis in such Common Shares must be allocated between such Common Shares and the Rights. Such an allocation must be made in proportion to the fair market value of the Common Shares and the fair market value of the Rights on the date the Rights are distributed.
     If the fair market value of the Rights on the date of their distribution is less than 15 percent of the fair market value on such date of the Common Shares with respect to which the Rights are distributed, your tax basis in such Rights will be zero and your basis for the Common Shares with respect to which the Rights are distributed will remain unchanged unless you affirmatively elect (in a statement attached to your United States federal income tax return for the year in which the Rights were received) to allocate to the Rights a portion of your basis in such Common Shares in the manner described in the immediately preceding paragraph. Any such election is irrevocable and must be applied to all of the Rights you receive pursuant to this Offering.
     Subject to the passive foreign investment company rules discussed below, any gain or loss you recognize on the sale or other disposition of a Right will be a long-term capital gain or loss if you have held the Right for more than one year as of the date of the sale or other disposition. Your holding period in a Right will include the holding period for the Common Share with respect to which you received such Right. Any gain or loss will generally be treated as United States source gain or loss. The deductibility of capital losses is subject to limitations.
     Your tax basis in any foreign currency you receive on the sale or other disposition of a Right will be equal to the United States dollar amount that you realized on the sale or other disposition. Any gain or loss you realize on a subsequent conversion of foreign currency generally will be United States source ordinary income or loss.
Termination of Rights
     Notwithstanding the foregoing, if you allow a Right to expire without being exercised, sold or exchanged, no basis will be allocated to such Right and you will not realize any loss upon the expiration of such Right.
Exercise of Rights
     The exercise of a Right by you will not be a taxable transaction for United States federal income tax purposes. Your initial basis in the Common Shares acquired upon exercise of Rights generally will be equal to the sum of the Subscription Price paid for the Common Shares plus your basis (if any) in the exercised Rights.
Taxation of Common Shares
Distributions
     Subject to the passive foreign investment company rules discussed below, the gross amount of any distribution by the Corporation of cash or property (including Common Shares, unless such Common Shares are distributed in a manner qualifying as a tax-free distribution) with respect to Common Shares will be includable in income by you as dividend income at the time of receipt to the extent such distributions are made from the Corporation’s current or accumulated earnings and profits as determined under United States federal income tax principles. Such a dividend will not be eligible for the dividends received deduction generally allowed to corporate shareholders. To the extent, if any, that the amount of any distribution by the Corporation exceeds its current and accumulated earnings and profits as determined under United States federal income tax principles, it will be treated first as a tax-free return of your adjusted tax basis in the Common Shares and thereafter as a capital gain. Notwithstanding the foregoing, the Corporation does not intend to maintain calculations of earnings and profits as determined under United States federal income tax principles.

     For taxable years beginning before January 1, 2011, dividends received by certain non-corporate holders, including individuals, may be eligible for preferential rates of taxation, provided (1) certain holding period requirements are satisfied, (2) the Corporation is eligible for the benefits of the income tax treaty between the United States and Canada or the Corporation’s Common Shares are readily tradable on an established securities market in the United States, and (3) the Corporation is not, and in the preceding year was not, a “passive foreign investment company”. The determination of whether a distribution qualifies for the preferential rates must be made at the time the dividend is paid.
     Distributions paid in Canadian dollars, including any Canadian withholding taxes, will be included in your gross income in a United States dollar amount calculated by reference to the exchange rate in effect on the date of receipt, regardless of whether the Canadian dollars are converted into United States dollars at that time. If Canadian dollars are converted into United States dollars on the date of receipt, you generally should not be required to recognize any foreign exchange gain or loss.
Sale or Other Disposition of Common Shares
     Subject to the passive foreign investment company rules discussed below, you will generally recognize a gain or loss on the sale or other disposition of Common Shares equal to the difference between the amount realized on such sale or exchange and your adjusted tax basis in the Common Shares. A gain or loss recognized on the sale or other disposition of a Common Share will be a capital gain or loss and will be a long-term capital gain or loss if you have held the Common Share for more than one year at the time of sale or other disposition. Long-term capital gains recognized by certain non-corporate holders, including individuals, generally are subject to a reduced tax rate as compared to the tax rates for ordinary income. The deductibility of capital losses is subject to limitations.
     If the consideration you receive for the Common Shares is not paid in United States dollars, the amount realized will be the United States dollar value of the consideration received, determined by reference to the spot exchange rate in effect on the date of the sale or other disposition or, if the Common Shares are traded on an “established securities market” and you are a cash basis taxpayer or an electing accrual basis taxpayer, the spot exchange rate in effect on the settlement date. You will have a tax basis in any foreign currency received equal to the United States dollar amount realized. Any gain or loss you realize on a subsequent conversion of foreign currency will be United States source ordinary income or loss.
Foreign Tax Credit Considerations
     For purposes of the United States foreign tax credit limitations, distributions on the Common Shares will be foreign source income and generally will be “passive category income” but could, in the case of certain United States holders, constitute “general category income.” In general, a gain or loss realized upon the sale or exchange of Common Shares by you will be United States source income or loss, as the case may be.
     Subject to certain complex limitations, including holding period requirements, generally you will be entitled to a credit against your United States federal income tax liability, or a deduction in computing your United States federal taxable income, for Canadian taxes paid on foreign source income. You should consult your tax advisor as to the consequences of Canadian withholding taxes and the availability of a foreign tax credit or deduction.
Passive Foreign Investment Company Status
     In general, a non-United States corporation is classified as a passive foreign investment company (“PFIC”) for each taxable year in which (i) 75% or more of its gross income is passive income (as defined for United States federal income tax purposes) or (ii) on average for such taxable year, 50% or more (by value) of its assets either produce or are held for the production of passive income. The Corporation believes that it is not and has never been a PFIC, and expects that it will not become a PFIC in the foreseeable future. However, PFIC classification is factual in nature, generally cannot be determined until the close of the taxable year in question, and is determined annually based on application of complex rules which are uncertain in some respects. Consequently, the Corporation cannot provide any assurance that it has not been or will not become a PFIC for any taxable year during which you hold or held Common Shares. If the Corporation were determined to be a PFIC for any taxable year during which you held the Common Shares, you could be subject to special, adverse United States federal income tax rules (including increased tax liability and interest) on any gain realized on the sale or other disposition of Common Shares and on any “excess distribution” made by the Corporation to you. You should consult your tax advisor concerning the United States federal income tax consequences of the Corporation being or having been a PFIC.
Information Reporting and Backup Withholding
     A United States holder (other than an “exempt recipient,” including a corporation and certain other persons who, when required, demonstrate their exempt status) may be subject to backup withholding at a rate of 28%, and to information reporting requirements with respect to dividends or other payments on, and to proceeds from the sale or exchange of, Rights or Common Shares. In general, if a non-corporate United States holder subject to information reporting fails to furnish a correct taxpayer identification number, comply with applicable certification requirements, or otherwise comply with backup withholding requirements, backup withholding may apply. Backup withholding is not an additional tax and may be credited against your regular United States federal income tax liability or refunded by the IRS where applicable provided the required information is furnished to the IRS in a timely manner.
ELIGIBILITY FOR INVESTMENT
     The Rights and the Common Shares issuable upon the exercise thereof will be qualified investments under the Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans, registered education savings plans, registered disability savings plans and tax free savings accounts (“TFSA”), as defined in the Tax Act, at any particular time provided that, at that time, the Rights and the Common Shares issuable upon the exercise thereof are listed on a “designated stock exchange” within the meaning of the Tax Act (which currently includes the NYSE).
     Notwithstanding that the Rights and the Common Shares issuable upon the exercise thereof may be a qualified investment for a trust governed by a TFSA, the holder of a TFSA will be subject to a penalty tax with respect to a security held in a TFSA if such security is a “prohibited investment” for the TFSA within the meaning of the Tax Act. Provided that the holder of a TFSA does not hold a “significant interest” (as defined in the Tax Act) in the Corporation or any corporation, partnership or trust that does not deal at arm’s length, for the purposes of the Tax Act, with the Corporation, the Rights and the Common Shares issuable upon the exercise thereof will not be a “prohibited investment” for a trust governed by the TFSA. Holders that intend to hold Rights or the Common Shares issuable upon the exercise thereof in a TFSA are urged to consult their own tax advisor.
CHANGES OF OWNERSHIP
     Since December 31, 2009, there have been no issuances of Common Shares that have materially affected the control of the Corporation and, to the knowledge of the directors and officers of the Corporation, no transfers of Common Shares that have materially affected the control of the Corporation.
STATEMENT AS TO RESALE RESTRICTIONS
     Securities legislation in Canada restricts the ability of a holder to trade the Rights and the Common Shares issuable upon the exercise of such Rights (the Rights, together with the Common Shares, the “Securities"), without certain conditions having been fulfilled or applicable prospectus requirements having being complied with. The following is a general summary of the restrictions governing the first trade in the Securities. Additional restrictions apply to “insiders” and holders of the Securities who are “control persons” or the equivalent or who are deemed to be part of what is commonly referred to as a “control block” in respect of the Corporation for purposes of securities legislation. Each holder is urged to consult his or her professional advisors to determine the exact conditions and restrictions applicable to trades of the Securities.
     Generally, in Canada, the resale of the Securities will be exempt from the prospectus requirements of securities legislation in the Canadian Qualifying Jurisdictions if:
(a)	the Corporation is and has been a “reporting issuer” for the four (4) months immediately preceding the trade and is a “qualifying issuer”, as defined in National Instrument 45-102, or if the Corporation is not a “qualifying issuer”, then the Corporation is and has been a “reporting issuer” for the twelve (12) months immediately preceding the trade;
(b)	the trade is not a “control distribution” as defined in the applicable securities legislation;

(c)	no unusual effort is made to prepare the market or to create a demand for the Securities;
(d)	no extraordinary commission or other consideration is paid in respect of such trade; and
(e)	if the seller is an insider or officer of the Corporation, the seller has no reasonable grounds to believe that the Corporation is in default of applicable securities legislation.
     If such conditions have not been met, then the Securities may not be resold except pursuant to a prospectus or prospectus exemption, which may only be available in limited circumstances.
     The Corporation has been a reporting issuer for more than twelve (12) months in each of the provinces of British Columbia, Alberta and Québec.
     The foregoing is a summary only and is not intended to be exhaustive. Holders of Rights should consult with their advisors concerning restrictions on resale, and should not resell their Securities until they have determined that any such resale is in compliance with the requirements of applicable legislation.
RISK FACTORS
     An investment in the Common Shares is subject to certain risks. Investors should carefully review and consider the risks described below and all other information contained herein before making an investment decision and consult their own experts where necessary. Investors are also directed to the risk factors set out under the heading “Risk Factors” in the Corporation’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009 (the “20-F”) and its Management Discussion and Analysis for the three months ended March 31, 2010 (the “MD&A”), each of which have been filed with the securities regulatory authorities in each of the Provinces of British Columbia, Alberta and Québec and with SEC. The 20-F and MD&A are each available in Canada on System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and in the United States on the SEC’s Electronic Document Gathering and Retrieval System (“EDGAR”) at www.sec.gov.
Risk Factors Relating to the Corporation’s Business
The Corporation’s valuation is currently heavily weighted on its royalty interest in the Wabush iron ore mine.
     As a result of the cessation of consolidation of its Industrial Business, as at the date hereof, a significant majority of the Corporation’s revenues are generated from its royalty interest in the Wabush iron ore mine, demonstrating the fact that this royalty interest is very material to its ability to generate sufficient revenue in order to maintain profitable operations. Accordingly, the risk associated with the Corporation’s valuation is heightened in the event that the Wabush iron ore mine does not perform as expected.
Changes in the market price of the commodities that underlie the Corporation’s royalty, working and other interests will affect its profitability and the revenue generated therefrom.
     Commodity prices have fluctuated widely in recent years. The revenue the Corporation derives from its interest in the Wabush iron ore mine and any other natural resource properties will be significantly affected by changes in the market price of the commodities underlying the royalties, working interests and investments. Currently, the Corporation’s revenue is particularly sensitive to changes in the price of iron ore. Commodity prices, including the price of iron ore, fluctuate on a daily basis and are affected by numerous factors beyond the Corporation’s control, including levels of supply and demand, industrial development levels, economic conditions, inflation and the level of interest rates, the strength of the United States dollar and geopolitical events. Such external economic factors are in turn influenced by changes in international investment patterns, monetary systems and political developments.

The operation of the Wabush iron ore mine is generally determined by a third party owner and the Corporation has no decision making power as to how the property is operated. In addition, the Corporation has no or very limited access to technical or geological data respecting the mine including as to reserves. The owner’s failure to perform or other operating decisions made by the owner, including as to scaling back or ceasing operations, could have a material adverse effect on the revenue, results of operations and financial condition of the Corporation.
     The revenue derived from the Wabush iron ore mine is based on production generated by its third party owner. The owner generally has the power to determine the manner in which the iron ore is exploited, including decisions to expand, continue or reduce production from the mine, and decisions about the marketing of products extracted from the mine. The interests of the third party owner and the Corporation’s interests may not always be aligned. As an example, it will, in almost all cases, be in the Corporation’s interest to advance production as rapidly as possible in order to maximize near-term cash flow, while the third party operator may, in many cases, take a more cautious approach to development as it is at risk with respect to the cost of development and operations. The Corporation’s inability to control the operations of the Wabush iron ore mine can adversely affect its profitability, results of operation and financial condition. Similar adverse effects may result from any other royalty interests the Corporation may acquire that are primarily operated by a third party owner.
     In addition, the Corporation has no or very limited access to technical, geological data relating to the Wabush iron ore mine, including as to reserves nor has it received a Canadian National Instrument 43-101 compliant technical report in respect of the Wabush iron ore mine. As such, the Corporation cannot independently determine reserve amounts or the estimated life of mine and is wholly dependent on the reserves as determined by the owner of the mine. The Corporation can provide no assurances as to the level of reserves at the mine. If the owner of the mine determines there are insufficient reserves to economically operate the mine, it may scale back or cease operations, which could have a material adverse effect on the Corporation’s profitability, results of operations and financial condition.
The Corporation may be unable to successfully acquire additional royalty interests or other interests in natural resource properties.
     The Corporation currently only has an indirect royalty interest in the Wabush iron ore mine. The Corporation’s future success depends primarily upon its ability to acquire royalty interests and other natural resource properties and projects at appropriate valuations, including through corporate acquisitions, in order to diversify and expand its businesses and operations. There can be no assurance that the Corporation will be able to identify and complete the acquisition of such royalty interests, or businesses that own desired royalty interests, at reasonable prices or on favourable terms. Many companies are engaged in the acquisition of royalty interests and other resource properties, including large, established companies with substantial financial resources, operational capabilities and long earnings records. The Corporation may be at a competitive disadvantage in acquiring such properties and interests as many competitors may have greater financial resources and technical staff. Accordingly, there can be no assurance that the Corporation will be able to compete successfully against other companies in acquiring additional interests and resource properties. Such inability to acquire additional interests and resource properties may result in a material and adverse effect on the Corporation’s profitability, results of operations and financial condition.
If the Corporation expands its business beyond the acquisition of royalty interests, it may face new challenges and risks which could affect its results of operations and financial condition.
     Although the Corporation currently only holds a royalty interest, in the future it may pursue acquisitions outside this area, including acquiring and/or investing in, developing resource projects. Expansion of the Corporation’s activities into new areas will present new challenges and risks, including risks associated with the operation and development of resource projects generally. The failure to manage these challenges and risks successfully may result in a material and adverse effect on the Corporation’s results of operation and financial condition. In addition, due to the nature of natural resource properties and projects and the uncertainties associated therewith, there can be no assurance that any interest, property or project acquired will be developed as planned or profitable.

The Corporation will be dependent on the payments made by the owners and operators of its royalty and similar interests, and any delay in or failure of such royalty payments will affect the revenues generated by the Wabush iron ore mine or any other similar interests the Corporation may acquire.
     To the extent that the Corporation retains its current royalty interest or acquire additional similar interests, it will be dependent to a large extent upon the financial viability and operational effectiveness of owners and operators of its interests. Payments from production generally flow through the operator and there is a risk of delay and additional expense in receiving such revenues. Payments may be delayed by restrictions imposed by lenders, delays in the sale or delivery of products, accidents, recovery by operators of expenses incurred in the operation of any royalty properties, the establishment by operators of reserves for such expenses or the insolvency of an operator. The Corporation’s rights to payment under the royalties will likely have to be enforced by contract. This may inhibit the Corporation’s ability to collect outstanding royalties upon a default. Failure to receive any payments from the owners and operators of mines in which the Corporation has or may acquire a royalty interest may result in a material and adverse effect on the Corporation’s profitability, results of operations and financial condition.
     As a royalty holder, the Corporation has no or very limited access to operational data or to the actual properties underlying its royalty interests. Such limited access will likely be the case with any future royalty or similar interests acquired by the Corporation. Operators of royalty interests may inaccurately report data relating to the calculation of the Corporation’s royalty payments and underpay such royalty payments to the Corporation, which could adversely affect the Corporation’s results of operations and financial condition.
     To the extent grantors of royalties and other interests do not abide by their contractual obligations, the Corporation may be forced to take legal action to enforce its contractual rights. Such litigation may be time consuming and costly and, as with all litigation, there is no guarantee of success. Should any such decision be determined adversely to the Corporation, it may have a material and adverse effect on the Corporation’s profitability, results of operations and financial condition.
There can be no assurance that the Corporation will be able to obtain adequate financing in the future or that the terms of such financing will be favourable and, as a result, the Corporation may have to raise additional capital through the issuance of additional equity, which will result in dilution to its shareholders.
     There can be no assurance that the Corporation will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in delay or indefinite postponement of further business activities, including the acquisition of other natural resource interests, properties and projects and the exploration, development and operation thereof. The Corporation may require new capital to grow its business and there are no assurances that capital will be available when needed, if at all. It is likely such additional capital will be raised through the issuance of additional equity which would result in dilution to the Corporation’s shareholders.
The Corporation may experience difficulty attracting and retaining qualified management and technical personnel to efficiently operate its business, and the failure to operate its business effectively could have a material and adverse effect on the Corporation’s profitability, financial condition and results of operations.
     The Corporation is dependent upon the continued availability and commitment of its key management, whose contributions to immediate and future operations are of significant importance. The loss of any such key management could negatively affect the Corporation’s business operations. From time to time, the Corporation will also need to identify and retain additional skilled management and specialized technical personnel to efficiently operate its business. The number of persons skilled in the acquisition, exploration and development of royalties and interests in natural resource properties is limited and competition for such persons is intense. Recruiting and retaining qualified personnel is critical to the Corporation’s success and there can be no assurance of its ability to attract and retain such personnel. If the Corporation is not successful in attracting and training qualified personnel, its ability to execute its business model and growth strategy could be affected, which could have a material and adverse impact on its profitability, results of operations and financial condition.

The Corporation has a limited history of operations as a focused royalty and natural resources company and there can be no assurance that it will continue to be successful or will be profitable in the future.
     The Corporation’s focus on its royalty and natural resource business recently commenced. While members of management have expertise and comparable operating experience through their involvement with the Corporation’s royalty interest, there is no assurance that the Corporation will be able to successfully execute its business model and growth strategy respecting this new focus. A failure to execute this business model and growth strategy may result in a material adverse effect on the Corporation’s results of operations and financial condition.
The exploration and development of mining and resource properties is inherently dangerous and subject to risk beyond the Corporation’s control.
     Companies engaged in natural resource activities are subject to all of the hazards and risks inherent in exploring for and developing natural resource projects. These risks and uncertainties include, but are not limited to, environmental hazards, industrial accidents, labour disputes, increase in the cost of labour, social unrest, fires, changes in the regulatory environment, impact of non-compliance with laws and regulations, fire, explosion, encountering unusual or unexpected geological formations or other geological or grade problems, unanticipated metallurgical characteristics or less than expected mineral recovery, encountering unanticipated ground or water conditions, cave-ins, pit wall failures, flooding, rock bursts, periodic interruptions due to inclement or hazardous weather conditions, earthquakes, seismic activity, other natural disasters or unfavourable operating conditions and losses. Should any of these risks or hazards affect a company’s exploration or development activities, it may (i) cause the cost of development or production to increase to a point where it would no longer be economic to produce the metal or oil and natural gas from the company’s resources or expected reserves, (ii) result in a write down or write-off of the carrying value of one or more projects, (iii) cause delays or stoppage of mining or processing, (iv) result in the destruction of properties, processing facilities or third party facilities necessary to the company’s operations, (v) cause personal injury or death and related legal liability, or (vi) result in the loss of insurance coverage. The occurrence of any of above mentioned risks or hazards could result in an interruption or suspension of operation of the properties in which the Corporation holds a royalty interest or any other properties it acquires in the future and have a material and adverse effect on the Corporation’s results of operation and financial condition.
The operations in which the Corporation holds an interest are subject to environmental laws and regulations that may increase the costs of doing business and may restrict the operations.
     All phases of the natural resource business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of government laws and regulations. Compliance with such laws and regulations can require significant expenditures and a breach may result in the imposition of fines and penalties, which may be material. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. Any breach of environmental legislation by the operator of the Corporation’s royalty and other interests or by the Corporation, as an owner or operator of a property, could have a material impact on the viability of the relevant property and impair the revenue derived from the owned property or applicable royalty or other interest, which could have a material and adverse affect on the Corporation’s results of operation and financial condition.
     Operating cost increases could have a negative effect on the value of, and income from, any royalty interests the Corporation may acquire by potentially causing an operator to curtail, delay or close operations at a mine site.
The operators of the mine underlying the Corporation’s royalty interests and any future interests may not be able to secure required permits and licenses.
     The mine operations underlying the Corporation’s royalty interest may require licenses and permits from various governmental authorities. There can be no assurance that the operator of any given project will be able to obtain all necessary licenses and permits that may be required to carry out exploration, development and mining operations.

Certain of the Corporation’s directors and officers serve in similar positions with other public companies, which may put them in a conflict position from time to time.
     Certain of the Corporation’s directors and officers also serve as directors or officers of other companies involved in similar businesses to it and, to the extent that such other companies may participate in the same ventures in which it may seek to participate, such directors and officers may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In all cases where the Corporation’s directors and officers have an interest in other companies, such other companies may also compete with it for the acquisition of royalties, similar interests or natural resources properties or projects. Such conflicts of the Corporation’s directors and officers may result in a material and adverse effect on the Corporation’s results of operation and financial condition.
Under the Custodian Agreement, the Custodian exercises the voting rights attached to the remaining KID Shares held by the Corporation and there is no assurance that the Custodian will act in the best interests of the Corporation or its shareholders.
     Pursuant to the Custodian Agreement, the Custodian exercises the voting rights attached to the remaining KID Shares held by the Corporation. Although the Custodian Agreement provides that the Custodian will determine, in its sole discretion, acting in a responsible manner as a prudent shareholder investor would do, having regard to the best interests of the shareholders of KID, how to vote the KID Shares, there is no assurance that the Custodian will act in the Corporation’s best interests or in the best interests of its shareholders.
     In addition, the Custodian Agreement is a key aspect of the Corporation’s deconsolidation of KID’s financial position and results prior to the time that it would be efficient, from a tax perspective, for it to distribute the remainder of the KID Shares held by the Corporation at such time to its shareholders. A number of factors could, however, impair the Corporation’s ability to deconsolidate KID’s financial results, including the failure of the Custodian to act in accordance with the terms of the Custodian Agreement or if certain interrelationships come to exist between the parties. In the event that the Corporation is required to re-consolidate KID’s financial results, this could result in inconsistency in the reporting of the Corporation’s financial results, or the lack of comparability over several financial periods, any of which could have material adverse consequences on the market price of the Corporation’s shares.
General Risks Faced by the Corporation
Investors’ interests will be diluted and investors may suffer dilution in their net book value per share if the Corporation issues additional shares or raise funds through the sale of equity securities.
     The Corporation’s constating documents authorize the issuance of Common Shares, Class A Common Shares and Class A Preference Shares, issuable in series. In the event that the Corporation is required to issue any additional shares or enter into private placements to raise financing through the sale of equity securities, investors’ interests in the Corporation will be diluted and investors may suffer dilution in their net book value per share depending on the price at which such securities are sold. If the Corporation issues any such additional shares, such issuances will also cause a reduction in the proportionate ownership of all other shareholders. Further, any such issuance may result in a change of control of the Corporation.
The Corporation’s constating documents contain indemnification provisions and it has entered into agreements indemnifying its officers and directors against all costs, charges and expenses incurred by them.
     The Corporation’s constating documents contain indemnification provisions and it has entered into agreements with respect to the indemnification of its officers and directors against all costs, charges and expenses, including amounts payable to settle actions or satisfy judgments, actually and reasonably incurred by them, and amounts payable to settle actions or satisfy judgments in civil, criminal or administrative actions or proceedings to which they are made a party by reason of being or having been a director or officer of the Corporation. Such limitations on liability may reduce the likelihood of litigation against the Corporation’s officers and directors and may discourage or deter shareholders from suing the Corporation’s officers and directors based upon breaches of their duties to the Corporation, though such an action, if successful, might otherwise benefit the Corporation and its shareholders.

Certain factors may inhibit, delay or prevent a takeover of the Corporation, which may adversely affect the price of its Common Shares.
     Certain provisions of the Corporation’s charter documents and the corporate legislation which govern the Corporation may discourage, delay or prevent a change of control or changes in the Corporation’s management that shareholders may consider favourable. Such provisions include authorizing the issuance by the Corporation’s board of directors of preferred stock in series, providing for a classified board of directors with staggered, three-year terms and limiting the persons who may call special meetings of shareholders. In addition, the Investment Canada Act imposes certain limitations on the rights of non-Canadians to acquire Common Shares, although it is highly unlikely that this will apply. If a change of control or change in management is delayed or prevented, the market price of the Corporation’s Common Shares could decline.
Risks Relating To This Rights Offering
The Subscription Price is not an indication of value.
     The Subscription Price is $6.60 for each Common Share purchased, which is a price equal to approximately 75% of the Common Shares on the NYSE on July 26, 2010, the trading day immediately preceding the date that the Rights Offering was announced. The Subscription Price was determined by the board of directors of the Corporation and does not necessarily bear any relationship to the book value of the Corporation’s assets, past operations, cash flows, losses, financial condition or any other established criteria for value. Shareholders should not consider the Subscription Price as an indication of the Corporation’s value. After the date of this Rights Offering Circular, the Common Shares may trade at prices above or below the Subscription Price.
A decline in the market price of the Common Shares may occur.
     The trading price of the Common Shares in the future may decline below the Subscription Price. The Corporation can make no assurance that the Subscription Price will remain below any future trading price for the Common Shares. Future prices of the Common Shares may adjust positively or negatively depending on various factors including the Corporation’s future revenues, the Corporation’s operations and overall conditions affecting the Corporation’s business, economic trends and the securities markets.
Exercises of Rights may not be revoked.
     Even if the Common Share price declines below the Subscription Price for the Common Shares, resulting in a loss on Subscribers’ investments upon the exercise of the Subscribers’ Rights, Subscribers may not revoke or change the exercise of Rights after they send in their subscription forms and payment. The Corporation may, in its discretion, extend the Rights Expiry Time in accordance with applicable Canadian securities laws and NYSE policies. During any potential extension of time, the Common Share price may decline below the Subscription Price and result in a loss on Subscribers’ investments upon the exercise of the Rights. If the Rights Expiry Time is extended after Subscribers send in their subscription forms and payment, Subscribers still may not revoke or change the exercise of Rights.
No interest is payable on subscription funds.
     If the Corporation cancels the Rights Offering, neither the Corporation nor the Subscription Agent will have any obligation with respect to the Rights, except to return, without interest, any subscription payments to Subscribers.
Shareholders need to act promptly and follow subscription instructions.
     Shareholders who desire to purchase Common Shares in this Rights Offering must act promptly to ensure that all required forms and payments are actually received by the Subscription Agent prior to 5:00 p.m., New York time, on September 2, 2010, the Rights Expiry Time, and any permitted extension of the Rights Expiry Time. If Shareholders fail to complete and sign the required subscription forms, send an incorrect payment amount, or otherwise fail to follow the subscription procedures that apply to the exercise of Rights by the holder, the Subscription Agent may, depending on the circumstances, reject the subscription or accept it to the extent of the payment received. Neither the Corporation nor the Subscription Agent undertakes to Subscribers that it will, or will attempt to, correct an incomplete or incorrect subscription form or payment. The Corporation has the sole discretion to determine whether an exercise of Rights properly follows the subscription procedures.
Shareholders who do not exercise Rights will experience dilution.
     If you do not exercise all of your Rights pursuant to the Basic Subscription Privilege, your current percentage ownership in the Corporation will be diluted by the issuance of Common Shares upon the exercise of Rights by other Holders.
There can be no assurance that an active trading market for the Rights will exist.
     Although the Corporation expects that the Rights will be listed on the NYSE, there can be no assurance that an active or any trading market in the Rights will develop or that Rights can be sold on the NYSE at any time.
The Corporation has discretion in the use of the net proceeds from this Rights Offering.
     The Corporation currently intends to allocate the net proceeds it will receive from this Rights Offering as described under “Use of Proceeds”. However, the Corporation’s management will have discretion in the actual application of the net proceeds, and it may elect to allocate net proceeds differently from that described in “Use of Proceeds” if the Corporation believes it would be in its best interests to do so. Shareholders may not agree with the manner in which management chooses to allocate and spend the net proceeds. The failure by the Corporation’s management to apply these funds effectively could have a material adverse effect on the Corporation’s business.
INQUIRIES
     Inquiries relating to this Offering should be directed to the Subscription Agent at:

By Hand or Courier to:	By Mail to:

BNY Mellon Shareowners Services	BNY Mellon Shareowners Services
27th Floor	P.O. Box 3301
480 Washington Boulevard	South Hackensack, New Jersey 07606
Jersey City, New Jersey 07310	Attention: Corporate Action
Attention: Corporate Action	Tel: 1-866-329-3465
Tel: 1-866-329-3465	Tel: 1-201-680-6579 (outside the U.S.)
Tel: 1-201-680-6579 (outside the U.S.)	Fax: 1-201-680-4626
Fax: 1-201-680-4626
ADDITIONAL INFORMATION
     Documents affecting the rights of shareholders, along with other information relating to the Corporation, are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

PART II
INFORMATION NOT REQUIRED TO BE DELIVERED TO
OFFEREES OR PURCHASERS
INDEMNIFICATION
     The Registrant’s constating documents contain indemnification provisions and the Registrant has entered into agreements with respect to the indemnification of our officers and directors against all costs, charges, and expenses, including amounts payable to settle actions or satisfy judgments, actually and reasonably incurred by them, and amounts payable to settle actions and satisfy judgments, in civil, criminal or administrative actions or proceedings to which they are made party by reason of being or having been a director or officer of the Registrant.
Constating Documents
     Article 16 of the Articles of the Registrant provides as follows:
16.1	Indemnification of directors
     The directors must cause the Registrant to indemnify its directors and former directors, and their respective heirs and personal or other legal representatives to the greatest extent permitted by Division 5 of Part 5 of the Business Corporations Act (British Columbia) (the “Business Corporations Act”).
16.2	Deemed contract
     Each director is deemed to have contracted with the Registrant on the terms of the indemnity referred to in Article 16.1.
Applicable Legislation
     Division 5 of Part 5 of the Business Corporations Act provides as follows:
159	In this Division:

“associated corporation” means a corporation or entity referred to in paragraph (b) or (c) of the definition of “eligible party”;

“eligible party”, in relation to a company, means an individual who
(a)	is or was a director or officer of the company,
(b)	is or was a director or officer of another corporation
(i)	at a time when the corporation is or was an affiliate of the company, or
(ii)	at the request of the company, or
(c)	at the request of the company, is or was, or holds or held a position equivalent to that of, a director or officer of a partnership, trust, joint venture or other unincorporated entity, and includes, except in the definition of “eligible proceeding” and except in sections 163 (1) (c) and (d) and 165, the heirs and personal or other legal representatives of that individual;
“eligible penalty” means a judgment, penalty or fine awarded or imposed in, or an amount paid in settlement of, an eligible proceeding;

“eligible proceeding” means a proceeding in which an eligible party or any of the heirs and personal or other legal representatives of the eligible party, by reason of the eligible party being or having been a director or officer of, or holding or having held a position equivalent to that of a director or officer of, the company or an associated corporation is or may be joined as a party, or is or may be liable for or in respect of a judgment, penalty or fine in, or expenses related to, the proceeding;

“expenses” includes costs, charges and expenses, including legal and other fees, but does not include judgments, penalties, fines or amounts paid in settlement of a proceeding;

“proceeding” includes any legal proceeding or investigative action, whether current, threatened, pending or completed

160	Subject to section 163, a company may do one or both of the following:
(a)	indemnify an eligible party against all eligible penalties to which the eligible party is or may be liable;
(b)	after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by an eligible party in respect of that proceeding.
161	Subject to section 163, a company must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by the eligible party in respect of that proceeding if the eligible party
(a)	has not been reimbursed for those expenses, and

(b)	is wholly successful, on the merits or otherwise, in the outcome of the proceeding or is substantially successful on the merits in the outcome of the proceeding.
162	(1)	Subject to section 163 and subsection (2) of this section, a company may pay, as they are incurred in advance of the final disposition of an eligible proceeding, the expenses actually and reasonably incurred by an eligible party in respect of that proceeding.
(2)	A company must not make the payments referred to in subsection (1) unless the company first receives from the eligible party a written undertaking that, if it is ultimately determined that the payment of expenses is prohibited by section 163, the eligible party will repay the amounts advanced.
163	(1)	A company must not indemnify an eligible party under section 160(a) or pay the expenses of an eligible party under section 160(b), 161 or 162 if any of the following circumstances apply:
(a)	if the indemnity or payment is made under an earlier agreement to indemnify or pay expenses and, at the time that the agreement to indemnify or pay expenses was made, the company was prohibited from giving the indemnity or paying the expenses by its memorandum of articles;
(b)	if the indemnity or payment is made otherwise than under an earlier agreement to indemnify or pay expenses and, at the time that the indemnity or payment is made, the company is prohibited from giving the indemnity or paying the expenses by its memorandum or articles;
(c)	if, in relation to the subject matter of the eligible proceeding, the eligible party did not act honestly and in good faith with a view to the best interests of the company or the associated corporation, as the case may be;
(d)	in the case of an eligible proceeding other than a civil proceeding, if the eligible party did not have reasonable grounds for believing that the eligible party’s conduct in respect of which the proceeding was brought was lawful.

(2)	if an eligible proceeding is brought against an eligible party by or on behalf of the company or by or on behalf of an associated corporation, the company must not do either of the following:
(a)	indemnify the eligible party under section 160(a) in respect of the proceeding;
(b)	pay the expenses of the eligible party under section 160(b), 161 or 162 in respect of the proceeding.
164	Despite any other provision of this Division and whether or not payment of expenses or indemnification has been sought, authorized or declined under this Division, on the application of a company or an eligible party, the court may do one or more of the following:
(a)	order a company to indemnify an eligible party against any liability incurred by the eligible party in respect of an eligible proceeding;
(b)	order a company to pay some or all of the expenses incurred by an eligible party in respect of an eligible proceeding;
(c)	order the enforcement of, or any payment under, an agreement of indemnification entered into by a company;
(d)	order a company to pay some or all of the expenses actually and reasonably incurred by any person in obtaining an order under this section;
(e)	make any other order the court considers appropriate.
165	A company may purchase and maintain insurance for the benefit of an eligible party or the heirs and personal or other legal representatives of the eligible party against any liability that may be incurred by reason of the eligible party being or having been a director or officer of, or holding or having held a position equivalent to that of a director or officer of, the company or an associated corporation.
          Insofar as indemnification for liabilities under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that, in the opinion of the U.S. Securities and Exchange Commission, such indemnification is against public policy in the United States as expressed in the Securities Act of 1933 and is therefore unenforceable.
EXHIBITS

Exhibit No.	Description

6.1	Powers of Attorney (included on the signature page of this Registration Statement)

PART III
UNDERTAKING AND CONSENT TO SERVICE OF PROCESS
Item 1.     Undertaking
     The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form F-10 or to transactions in said securities.
Item 2.     Consent to Service of Process
     Concurrently with the filing of this Registrant Statement on Form F-10, the Registrant is filing with the Commission a written irrevocable consent and power of attorney on Form F-X.
     Any change to the name or address of the agent for service of the Registrant shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of this Registration Statement.

III-1

SIGNATURES
     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-10 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vancouver, Province of British Columbia, Canada, on July 29, 2010.

TERRA NOVA ROYALTY CORPORATION
By:	/s/ Michael J. Smith
Michael J. Smith
Chairman, President and Chief Executive Officer

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Michael J. Smith as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and re-substitution, from such person and in each person’s name, place and stead, in any and all capacities, to sign a registration statement on Form F-10 for purposes of registering securities of Terra Nova Royalty Corporation and any amendments thereto (including any post-effective amendments thereto), and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the foregoing as fully to all intents and purposes as he or she might or could in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act this registration statement has been signed by the following persons in the capacities indicated on July 29, 2010.

Signature	Title	Date

/s/ Michael J. Smith Michael J. Smith	Chairman, President and Chief Executive Officer	July 29, 2010

/s/ Alan Hartslief Alan Hartslief	Chief Financial Officer	July 29, 2010

/s/ Indrajit Chatterjee Indrajit Chatterjee	Director	July 29, 2010

/s/ Robert Ian Rigg Robert Ian Rigg	Director	July 29, 2010

/s/ Shuming Zhao Shuming Zhao	Director	July 29, 2010

III-2

AUTHORIZED REPRESENTATIVE
     Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, as amended, the undersigned has signed this Registration Statement, solely in the capacity of the duly authorized representative of the Registrant in the United States on July 29, 2010.

/s/ Michael J. Smith
Michael J. Smith
Chairman, President and Chief Executive Officer

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EXHIBIT INDEX

Exhibit	Description
6.1	Powers of Attorney ( included on the signature page of this Registration Statement)